OPERATING AGREEMENT

Carnival Dogs Brewing Co LLC

This Operating Agreement ("Agreement") is entered into and made effective as of July 16, 2024, by and among the Members listed below.

1. Formation

The Members hereby confirm that Carnival Dogs Brewing Co LLC ("Company") is a limited liability company organized under the laws of the State of Florida. The Company shall operate in accordance with this Agreement and applicable Florida law.

2. Purpose

The purpose of the Company is to operate a brewery, taproom, food service operation, and related business activities, including but not limited to brewing, packaging, distribution, retail sales, marketing, merchandise sales, entertainment events, and any lawful business activity approved by the Members.

3. Members and Ownership Interests

The Members of the Company and their ownership interests are as follows:

Jacob Garrison — Forty-Three Percent (43%)

Tristan Garrison — Forty-Two Percent (42%)

Investors (15%)

Ownership interests total one hundred percent (100%).

Carnival Dogs Brewing Co. also recognizes Justin Garrison separately as a Co-Founder and Creative Director of the brand and business. Justin Garrison is not a Member of the Company and holds no ownership interest, voting rights, or equity under this Agreement. All business decisions and voting rights remain with Jacob Garrison and Tristan Garrison.

4. Capital Contributions

Initial capital contributions are as follows:

Jacob Garrison has contributed Twenty-Five Thousand Dollars ($25,000).

Tristan Garrison has contributed Twenty Thousand Dollars ($20,000).

No Member shall be required to make additional capital contributions unless approved unanimously by the Members in writing.

Ownership percentages shall not be adjusted based upon future capital contributions unless amended in writing by unanimous consent of the Members.

5. Management

The Company shall be member-managed.

Jacob Garrison shall oversee brewing operations, production systems, recipe development, and related manufacturing operations.

Tristan Garrison shall oversee front-of-house operations, staffing, service systems, kitchen coordination, and day-to-day hospitality operations.

Operational responsibilities may evolve as agreed upon by the Members.

No profit participation holder shall be considered a member of the business.

6. Authority of Members

Jacob Garrison and Tristan Garrison shall each have authority to conduct ordinary day-to-day business operations on behalf of the Company.

Ordinary operational expenses incurred in the normal course of business, including inventory purchases, ingredient sourcing, equipment maintenance, utilities, payroll, marketing expenses, licensing renewals, and standard vendor obligations, shall not require unanimous approval.

Neither Member may, without unanimous written approval of the Members:

a. Obtain loans or financing exceeding Twenty-Five Thousand Dollars ($25,000)

b. Sell substantially all Company assets

c. Admit additional Members

d. Issue ownership interests or equity rights

e. Enter into merger agreements

f. Dissolve the Company

g. Amend this Operating Agreement

h. Personally guarantee debt on behalf of another Member

i. Enter into long-term lease obligations exceeding thirty-six (36) months

7. Voting Rights

Voting power shall be proportional to ownership interest.

Except where otherwise stated in this Agreement, actions shall require approval by Members holding greater than forty percent (40%) ownership interest.

Actions requiring unanimous approval include:

a. Amendment of this Agreement

b. Admission of new Members

c. Sale of substantially all Company assets

d. Voluntary dissolution

e. Equity issuance

f. Mergers or acquisitions

g. Major financing obligations

8. Deadlock Resolution

In the event the Members reach a material operational deadlock that substantially impacts Company operations, the Members agree to first attempt good-faith negotiation.

If unresolved within thirty (30) days, the matter shall proceed to mediation before a mutually agreed mediator located in the State of Florida.

If mediation fails, disputes shall be resolved through binding arbitration in the State of Florida.

9. Compensation and Reimbursements

Members may receive salaries, guaranteed payments, reimbursements, or other compensation as approved unanimously by the Members.

Compensation shall be separate from ownership distributions.

The Company shall reimburse approved business expenses incurred on behalf of the Company.

10. Profits and Losses

Profits and losses shall be allocated in proportion to ownership interests unless otherwise required by applicable tax law.

11. Distributions

Distributions shall be made at times and in amounts approved unanimously by the Members after consideration of:

a. Operational cash flow needs

b. Debt obligations

c. Tax liabilities

d. Planned reinvestment

No Member is guaranteed any distribution.

12. Intellectual Property

All trademarks, logos, recipes, branding materials, label artwork, packaging designs, marketing materials, websites, photography, social media assets, and related intellectual property created for or used by the Company shall be considered property of the Company unless otherwise specified by separate written agreement.

The Company may enter into separate agreements regarding intellectual property assignment, licensing, creative services, founder services, or compensation with non-member founders, contractors, or contributors.

13. Transfers of Membership Interests

No Member may sell, assign, transfer, pledge, or otherwise dispose of any ownership interest without unanimous written approval of the remaining Members.

The Company and remaining Members shall retain a right of first refusal regarding any proposed transfer.

14. Withdrawal, Death, Disability, or Bankruptcy

Upon the death, permanent disability, voluntary withdrawal, or bankruptcy of a Member, the remaining Member shall have the option to purchase the affected Member's ownership interest.

If Jacob Garrison or Tristan Garrison were to perish prior to a last will and testament being drafted, the surviving member shall absorb the other's ownership interest. If both were to perish prior to a last will and testament being drafted, Justin Garrison shall absorb both ownership interest.

The purchase price shall be determined through mutual agreement or independent business valuation if necessary.

Payment terms may be structured over time as agreed by the parties.

15. Expansion and Distribution

The Members may approve future production expansion, distribution agreements, secondary facilities, taproom locations, or strategic growth initiatives as deemed beneficial to the Company.

16. Accounting and Records

The Company shall maintain complete and accurate financial records.

The fiscal year shall be determined by the Members.

Each Member shall have reasonable access to Company financial records.

17. Tax Treatment

The Company shall be taxed as a partnership unless otherwise elected by the Members.

The Members may elect alternative tax treatment if deemed beneficial to the Company.

18. Limitation of Liability

No Member shall be personally liable for the debts, obligations, or liabilities of the Company except as otherwise required by law or through personal guarantee.

19. Dispute Resolution

Any dispute arising under this Agreement shall first be submitted to mediation.

If mediation fails, disputes shall be resolved through binding arbitration in the State of Florida.

20. Dissolution

The Company may be dissolved only by unanimous written consent of the Members or as otherwise required by law.

Upon dissolution:

a. Creditors shall be paid first

b. Outstanding liabilities satisfied

c. Remaining assets distributed according to ownership interests

21. Miscellaneous

This Agreement constitutes the full agreement among the Members.

If any provision is found unenforceable, the remaining provisions shall remain in effect.

This Agreement may be executed electronically and in counterparts.

22. Signatures

By signing below, the undersigned agree to the terms of this Operating Agreement.

Jacob Garrison (Founder)

Signature ____________________

Date 08/25/2026

Tristan Garrison (Founder)

Signature ____________________

Date 08/25/2026